SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

From: 27 July 2012

IVANHOE MINES LTD.

(Translation of Registrant’s Name into English)

Suite 654 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F-  ☐            Form 40-F-  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐             No:  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                .)

Enclosed:

News Release – Rights Issue Closed

July 27, 2012

Ivanhoe Mines closes successful rights offering

yielding US$1.8 billion in gross proceeds

Shareholders subscribed to 100% of available common shares

VANCOUVER, CANADA – Ivanhoe Mines today announced the closing of its recent rights offering, which expired on July 19, 2012, and confirmed the offering generated US$1.8 billion in gross proceeds, which will be used to advance the construction and development of the Oyu Tolgoi Project.

Upon the closing of the offering, Ivanhoe Mines issued a total of 259,558,050 new common shares, which represents 100% of the maximum number of common shares that were available under the rights offering.

Approximately 99.2% of the shares were taken up in the initial subscription of the rights offering with the balance taken up in the secondary subscription. Rio Tinto exercised all of its respective rights and participated in the secondary subscription provision available to all shareholders. Because the offering was over-subscribed, Rio Tinto did not purchase any shares under its standby commitment. As a result of the rights offering, Rio Tinto’s stake in Ivanhoe Mines increased from 50.9% to 51.0%.

Kay Priestly, Chief Executive Officer of Ivanhoe Mines, said, “We are pleased with the strong reception our rights offering received from shareholders and greatly appreciate their support. The proceeds will be used to further the development of the Oyu Tolgoi Project, which will provide far reaching economic benefits to Mongolia. The project continues to make good progress and we look forward to the processing of first ore in the second half of 2012 and the commencement of commercial production in the first half of 2013.”

Ivanhoe will distribute new common shares acquired through the rights offering to registered subscribers on or about three business days after the closing of the offering.

This news release does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Ivanhoe Mines

Ivanhoe Mines (NYSE, NASDAQ & TSX: IVN) is an international mining company with operations focused in the Asia Pacific region. Assets include the company’s 66% interest in the Oyu Tolgoi copper-gold-silver mine development project in southern Mongolia; a 58% interest in Mongolian coal miner SouthGobi Resources (TSX: SGQ; HK: 1878); a 59% interest in copper-gold miner Ivanhoe Australia (ASX, TSX: IVA), which also is developing a molybdenum-rhenium discovery; and a 50% interest in Altynalmas Gold, a private company developing the Kyzyl Gold Project in Kazakhstan.

Ivanhoe Mines’ shares are listed on the New York, NASDAQ and Toronto stock exchanges under the symbol IVN.

For further information, please contact:

Investors Jason Combes Phone: +1 604.648.3920 Email: jasonco@ivancorp.net	Media Tony Shaffer Phone: +1 604.648.3934 Email: tonysh@ivancorp.net

Forward-looking statements

Certain statements made herein, including statements relating to matters that are not historical facts and statements of our beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information and statements are typically identified by words such as “anticipate,” “could,” “should,” “expect,” “seek,” “may,” “intend,” “likely,” “plan,” “estimate,” “will,” “believe” and similar expressions suggesting future outcomes or statements regarding an outlook.

All such forward-looking information and statements are based on certain assumptions and analyses made by issuer’s management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information or statements. Important factors that could cause actual results to differ from these forward-looking statements include those described under the heading “Risk Factors” included in the final prospectus or in the issuer’s Annual Information Form, both filed on SEDAR and EDGAR. The reader is cautioned not to place undue reliance on forward-looking information or statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.

Date: 27 July 2012	By:	/s/ Neville J. Henwood
NEVILLE J. HENWOOD
Senior Vice President, Legal and Corporate Secretary